UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Compliance Listing of Convertible Notes on POMSoX
Brisbane, Australia — [16 MAY 2008] — Metal Storm Limited (ASX Trading Code: MST, NASDAQ, Ticker symbol: MTSX)
Metal Storm announced today that Metal Storm has been admitted under a compliance listing to the Official List of the Port Moresby Stock Exchange Limited (POMSoX).
From 16 May 2008, Metal Storm’s convertible notes (ASX code: MSTG) will be able to be traded on POMSoX under the code MSTG. It is not proposed that Metal Storm’s ordinary shares, or options, will be quoted on POMSoX. This compliance listing will not raise additional capital for the company.
The initial approval for trading in PNG is for 60 million convertible notes and in order for particular notes to be traded on POMSoX those convertible notes must be quoted on that market. Note holders wishing to trade their notes in this market should refer to their broker to obtain further information on this process.
The Company has identified a demand in PNG for these convertible notes, and the listing will allow that demand to be met.
The capital markets in Papua New Guinea have developed with increases in economic growth and stability in government over the past 5 years. With institutional support, Metal Storm is very pleased with the compliance listing on POMSoX.
Computershare will be the share registrar for the Convertible Notes held by registered holders in Papua New Guinea.
Further information with respect to POMSoX is located on the following website: www.pomsox.com.pg.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
CONVERTIBLE NOTES
Brisbane, Australia — 19 May 2008 — Metal Storm Limited (ASX Trading Code: MST, NASDAQ, Ticker symbol: MTSX, POMSoX code: MSTG)
Metal Storm Limited today announced that it is giving consideration to:
1.	extending the maturity date of its listed convertible notes (ASX code: MSTG, POMSoX code: MSTG) (“Existing Notes”) from 1 September 2009 to a later date.

The length of the proposed extension of the maturity date of the Existing Notes has not yet been finalised; and

2.	raising approximately A$6 million by the offer of new convertible notes (“New Notes”), expected to be by a combination of:
(i)	rights issue to Existing Note holders, to be fully underwritten by Harmony Investment Fund Limited (“Harmony”) or its associates or nominees; and

(ii)	placement of New Notes to Harmony or its associates or nominees.
Neither the terms of the New Notes, nor the breakdown between the rights issue and placement have been finalised.

If New Notes are offered, a prospectus will be made available to eligible applicants. Eligible applicants who want to acquire the New Notes will need to complete the application form that will be in or will accompany the prospectus.
The proposal will require various consents and approvals, including Existing Note holder approval and, potentially, shareholder approval. Aspects of the proposal may also be subject to other conditions, including the sale by Harmony of some of its Existing Notes.
Metal Storm is currently negotiating a Heads of Agreement with Harmony in relation to the terms of, and the steps for implementing, the proposal. The discussions are continuing, but the terms have not yet been agreed. It may not be possible for the parties to reach agreement on suitable terms and conditions, or the structure of any final proposal may differ materially from the terms described. Metal Storm intends to progress negotiation of the Heads of Agreement as quickly as possible and will keep the market informed of substantive developments.
In general terms, it is intended that funds raised by the proposed issue of New Notes would be used to pay:
•	additional interest on the Existing Notes for the extended period;

•	interest on the New Notes; and

•	working capital.
If the proposal proceeds, further details of the intended use of funds will be provided.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
METAL STORM CONDUCTS ELECTROMAGNETIC INTERFERENCE TESTS ON ITS 40MM MUNITIONS
Brisbane, Australia — 20th May, 2008 — Defence technology company Metal Storm Limited (ASX Trading Code: MST, NASDAQ, Ticker symbol: MTSX), is pleased to announce that is has conducted successful Electromagnetic Interference (EMI) Testing on its 40mm ammunition tail propulsion system.
The tests conducted at a National Association of Testing Authorities (NATA) accredited facility in Melbourne were the most rigorous yet undertaken on a key piece of Metal Storm technology and revealed the selected energetic was well configured to pass more stringent EMI tests in the next 12 months.
Metal Storm CEO Dr. Lee Finniear said the tests showed no significant flaws in the Metal Storm tail technology, giving the company a high degree of confidence in progressing the testing to a full military specification test regime without significant risk of failure.
“These tests have given us peace of mind about our ability to ultimately certify a unique inductive firing capability and they support the progression of Metal Storm technology to certification and, ultimately, commercialisation,” Dr Finniear said.
“The exercise has provided a great deal of technical data about the immunity of the tail propulsion system in an adverse EMI environment. Our ultimate goal is for the Metal Storm tail system to be certified according to current military standards for anticipated operational use.”
Metal Storm has fired a wide range of explosive munition payloads from its 40mm weapon systems, which operate at the same muzzle velocity and effective range as other conventional 40mm munitions.
Its munition range includes high explosive, air burst, enhanced blast and less lethal rounds and it has future plans to expand its current range of low velocity munitions into medium velocity and high velocity munitions to extend their range, lethality and capability.
Dr Finniear said EMI compliance was a first order priority in terms of getting Metal Storm technology certified for use within its intended operational environment.
The actual test process was closely aligned with relevant military standards and is a step towards formal military EMI certification for munitions. Furthermore, the chosen EMC (Electromagnetic Compatibility) test facility has the highest commercial EMI capability in Australia.
Dr Finniear said the expected risk associated with the Metal Storm technology within an EMI environment had been significantly reduced as a result of the testing activity and the next round of tests would be conducted at an offshore facility.

ENDS:
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: May 20, 2008	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary